Filed by MetroPCS Communications, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Leap Wireless International, Inc. Commission File No.: 000-29752

September 4, 2007 Proposed Combination with Leap Wireless International, Inc. to Create a New National Wireless Carrier MetroPCS Communications, Inc.

Any statements made in this presentation that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed business combination of MetroPCS and Leap Wireless, the potential costs and benefits of any such transaction, and potential synergies, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated as such. Forward-looking statements include information concerning any potential synergies arising from a business combination, including reductions in costs, the realization of operating efficiencies, improvements in penetration and improvements in churn , as well as statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These forward-looking statements may be identified by words such as "anticipate," "expect," "suggests," "plan," "believe," "intend," "estimates," "targets," "projects," "could," "should," "may," "will," "would," "continue," "forecast," and other similar expressions. We base these forward- looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, performance or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include: our ability to integrate the businesses of the companies; a failure to fully realize the expected benefits from the transaction, or a failure to realize such benefits within the expected time frame, including a failure to reduce costs and churn and the ability to realize operating efficiencies; even if achieved, the synergies may not result in a higher stock price for the combined company; greater than expected operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers following the transaction; delays in obtaining the regulatory or shareholder approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; the highly competitive nature of our industry; the rapid technological changes in our industry; our ability to sustain the growth rates we have experienced to date; each company's ability to construct and launch future markets within projected time frames; our ability to manage our rapid growth, train additional personnel and improve our financial and disclosure controls and procedures; our ability to secure the necessary spectrum and network infrastructure equipment; the indebtedness amounts of the combined company; changes in consumer preferences or demand for our products; our inability to attract and retain key members of management; and other factors described in MetroPCS' and Leap Wireless' respective periodic reports filed with the Securities and Exchange Commission (the "Commission"). We do not intend to, and do not undertake a duty to, update any forward-looking statement or projection in the future to reflect the occurrence of events or circumstances, except as required by law.

Transaction Rationale Combines the two fastest growing US wireless carriers Unlimited, no signed contract business model Very low cost structure Complementary CDMA technology Highly complementary footprints Essentially no operating market overlap today Ability to offer significantly enhanced regional service areas License coverage of nearly all of the top 200 markets in the US Acting now allows capture of significant potential synergies Improvements in customer penetration/retention Overhead reductions and market-level operating efficiencies Transaction creates a new national wireless carrier

Proposed Transaction Overview On September 4, MetroPCS delivered a business combination proposal to Leap's CEO and to the Chairman of Leap's Board of Directors Strategic stock-for-stock tax-free merger 2.7500 shares of MetroPCS for each share of Leap Implied ownership by MetroPCS' and Leap's shareholders of approximately 65.4% and 34.6%, respectively Estimated transaction synergies with net present value of approximately $2.5 billion, which if achieved, represents additional value of ~$12.34 for each share of Leap Value accretive to both companies' shareholders

Annual Subscriber Growth Annual EBITDA Growth Combines Fastest Growing Wireless Companies(1) (1) Source: Based on publicly available information. Growth rates are from 2004 - 2Q 2007, compounded annually.

Highly Complementary Footprints Combined license coverage of nearly all of the top 200 US markets Existing or planned operations in most of the top 25 markets MetroPCS has 9 of the top 12 Leap has 11 of the next 13 Top 25 Largest BTAs(1) New York City 1 Los Angeles(2) 2 Chicago 3 San Francisco 4 Dallas/Ft. Worth 5 Philadelphia 6 Houston 7 Washington, DC 8 Atlanta 9 Detroit 10 Boston 11 Miami 12 Phoenix 13 Minneapolis 14 Seattle 15 San Diego 16 Cleveland 17 Denver 18 St. Louis 19 Tampa 20 Baltimore 21 Pittsburgh 22 Sacramento 23 Portland 24 Charlotte 25 M:\MAPINFO\Group Maps\Telecom\Metro PCS_11579207_NY (view: MetroPCS-Leap Overlap [Alternate Small Version) (1) Shading based on existing or planned operations by respective companies. (2) License granted to Royal Street Communications, LLC. l l l l l l l l l l l l l l l l l l l l l l l l MetroPCS Licenses Leap Licenses Both

Substantially Expanded Regional Coverage Combination creates additional substantial regional clusters on West Coast (California), Texas/Louisiana, the North East and South East M:\MAPINFO\Group Maps\Telecom\Metro PCS_11579207_NY (view: MetroPCS Top 25 Markets) Map Shrunk to 95% in PPT California Cluster Texas/LA Cluster Georgia/Carolina/ Tennessee Cluster North East Cluster MetroPCS' top 10 markets significantly enhance many of Leap's tier 2 and tier 3 markets

Estimated $2.5 Billion in Synergy Value Source of Synergy Value Additional Potential Synergy Opportunities Potential increases in ARPU CPGA reduction from lower handset costs Capital expenditure savings from volume discounts More efficient utilization of existing spectrum assets Additional customer penetration Back-Office Efficiencies 15% Improved Customer Retention 35% Penetration Improvement 30% Operating Efficiencies 20% ~$2.5 billion in synergy value represents net present value of pro forma operating improvements Source: Based on preliminary estimates of MetroPCS management.

Combination Creates a New National Wireless Carrier Opportunities in nearly all of the top 200 markets in the US Uniquely positioned in unlimited, no signed contract business model Fastest growing and least penetrated segment Opportunity to further expand customer base Significantly enhanced regional clusters Combined cost structure substantially below traditional carriers Combined cost per MOU of less than 1¢ Transaction creates a highly strategic asset Enhanced competitive position More attractive/strategic to potential future partners

Leap Valuation Implications Exchange ratio of 2.7500 implies a value of $77.89 for each share of Leap based on MetroPCS' trailing 20-day volume-weighted average price (VWAP) as of August 31st 23.1% premium to Leap's trailing 20-day VWAP 20.1% premium to Leap's trailing 60-day VWAP Leap shareholders benefit from their proportional share of the approximately $2.5 billion in estimated synergy value, if achieved Approximately $12.34 for each share of Leap Taken together, the proposed exchange ratio and the estimated synergies suggest a substantial all-in premium for the shareholders of Leap 35.1% premium based on the trailing 20-day VWAP for both companies 30.3% premium based on the trailing 60-day VWAP for both companies

MetroPCS is an Attractive Partner MetroPCS has very attractive stand-alone prospects, but believes a unique opportunity now exists to create a new national wireless carrier Fastest growing wireless carrier in US 66% CAGR in EBITDA One of the highest EBITDA margins in US Wireless industry 47% core market margins (2Q '07) Historic focus on major metropolitan anchor markets 9 of top 12 US markets Combination could result in higher penetration levels and improved retention in many of Leap's tier 2 and tier 3 markets Expecting to launch Los Angeles in September Highly complementary to Leap's California markets Anticipated launch of New York, Boston and Philadelphia in late 2008/2009

Licensed POPs 140 184 ~250 Covered POPs 39 51 89 Number of Markets Served 8 ~35 ~43 Subscribers 3.5 2.7 6.2 Penetration of Covered POPs 9.1% 5.3% 7.0 % LTM Consolidated Service Rev. $1,626 $1,203 $2,829 LTM Consolidated Adj. EBITDA $549 $316 $865 LTM Consolidated Adj. EBITDA Margin 34% 26% 31 % Consolidated Highlights (2Q '07) (In millions, except percentages/markets served) MetroPCS Leap Combined Source: Publicly available information.

Road Map to Completion Commence confirmatory due diligence upon agreement of Leap Complete confirmatory due diligence Commence discussions with FCC Sign definitive merger agreement upon completion of confirmatory due diligence Shareholder votes in early 2008 Transaction expected to close in Spring 2008, subject to regulatory approvals

Summary Compelling strategic rationale Creates a new national wireless carrier Highly complementary footprints Significant synergy potential Attractive valuation to Leap's shareholders Beneficial to MetroPCS shareholders Creates a highly strategic asset

September 4, 2007 Proposed Combination with Leap Wireless International, Inc. to Create a National Wireless Carrier MetroPCS Communications, Inc.

Any information concerning Leap Wireless contained in this presentation has been taken from, or is based upon, publicly available information. Although MetroPCS does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, MetroPCS does not take any responsibility for the accuracy or completeness of such information. This presentation is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities of MetroPCS or Leap Wireless. Subject to future developments, additional documents regarding the transaction may be filed with the Commission. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by MetroPCS with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from MetroPCS by directing a request to MetroPCS, Inc., 8144 Walnut Hill Lane, Suite 800, Dallas, TX 75231-4388, Attention: General Counsel. MetroPCS is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Leap Wireless. However, in connection with its proposal to merge with Leap Wireless, certain directors and officers of MetroPCS may participate in meetings or discussions with Leap Wireless shareholders, some of whom may also be MetroPCS shareholders or other persons who may also be MetroPCS shareholders. MetroPCS does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information about MetroPCS' executive officers and directors is available in MetroPCS' Form 10-K for the year ended December 31, 2006, filed with the Commission on March 30, 2007. If in the future MetroPCS does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Leap Wireless in connection with its proposal to merge with Leap Wireless, it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a- 12 under the Securities Exchange Act of 1934.